UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                    to
Commission File No. 001-02217
COCA-COLA REFRESHMENTS BARGAINING EMPLOYEES' 401(k) PLAN
(Full title of the plan)
(Name of issuer of the securities held pursuant to the plan)
One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer's principal executive offices)

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES’ 401(k) PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011
and for the Year Ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES’ 401(k) PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011
and for the Year Ended December 31, 2012

To The Coca-Cola Company
Benefits Committee
The Coca-Cola Company
Atlanta, Georgia
Report of Independent Registered Public Accounting Firm
We have audited the accompanying statements of net assets available for benefits of Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ BANKS, FINLEY, WHITE & CO.
College Park, Georgia
June 28, 2013

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES’ 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011
Assets
Investments in Master Trust, at fair value	$46,715,584	$43,615,654
Notes receivable from Participants	2,254,668	2,250,234
Total assets reflecting all investments at fair value	48,970,252	45,865,888
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(440,633)	(668,945)
Net assets available for benefits	$48,529,619	$45,196,943
See accompanying notes to the financial statements.

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income from The Coca-Cola Company Master Trust for 401(k) Plans	$4,781,439
Interest income from notes receivable from Participants	78,036
Employer contributions	395,942
Participant contributions	1,923,331
Total additions	7,178,748

Deductions from net assets attributed to:
Distributions to Participants	(3,797,225)
Administrative expenses	(48,847)

Total deductions	(3,846,072)

Net increase in net assets available for benefits	3,332,676

Net assets available for benefits:
Beginning of year	45,196,943
End of year	$48,529,619
See accompanying notes to the financial statements.

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011
1. Description of Plan
The following description of the Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more comprehensive description of the Plan’s provisions.
General
The Plan is sponsored by Coca-Cola Refreshments USA, Inc. (the “Company”), which is a wholly owned subsidiary of The Coca-Cola Company. The Plan was formed effective July 1, 1984 and amended and restated effective January 1, 2002. The Plan is a defined contribution plan covering certain employees of the Company, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).
Administration
The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. The Plan Administrator has engaged a third party, Mercer HR Services, to provide recordkeeping and administrative services.
Eligibility
Each employee who is eligible for the Plan under the terms of a collective bargaining agreement negotiated between the Company and such bargaining unit shall become a participant on the entry date (the first day of the calendar quarter following date of hire) at which time the participant may elect to begin compensation deferrals.
Contributions
The Plan allows a participant to contribute from 1% to 15% of compensation, as defined in the Plan. The Company matches participant contributions as provided for in the various collective bargaining agreements. Contributions are subject to certain Internal Revenue Code (the “Code”) limitations. All contributions are invested as directed by participants.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of service.
A participant is 100% vested after three years of credited service. All participants become fully vested upon death, total disability or reaching normal retirement age as defined in the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, employer contributions, if any, rollover contributions, if any, and allocations of Plan investment results; however, each account is also charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
In the event a participant’s union membership status changes, the participant may elect to transfer his or her account out of the Plan. During the year ended December 31, 2012, the Plan did not transfer any participant accounts to other Company-sponsored plans.

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
1. Description of Plan, Continued
Notes Receivable from Participants
Participants may borrow from their account balances subject to certain limitations. The following applies to participant loans:

(a)
The maximum amount that a participant may borrow is the lesser of 50% of their vested account balance or $50,000. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum loan amount is $1,000.

(c)	The loan interest rate is the prime rate, as published in The Wall Street Journal, and is set monthly. The loan’s interest rate is fixed for the life of the loan.

(d)	The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.
Withdrawals and Benefit Payments
Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, total disability, death or termination of employment.
Distributions to participants shall be made in a single lump sum or a series of installments over a certain period selected by the participant. The amount of distribution under the Plan shall be equal to the participant’s vested account balance.
If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.
Prior to retirement, a withdrawal from the balance of a participant’s pre-tax contribution account would be available for a financial hardship or from a participant’s rollover source within the Plan.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue contributions at any time and to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
2. Summary of Significant Accounting Policies, Continued
Valuation of Investments
The Plan participates in The Coca-Cola Company Master Trust for 401(k) Plans (the “Master Trust”), (formerly the Coca-Cola Refreshments Defined Contribution Plans Master Trust), with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by Mercer Trust Company (the “Trustee”). The Coca-Cola Company amended and restated the Master Trust as of January 1, 2012 to include all significant qualified defined contribution plans sponsored by the Company and its subsidiaries and renamed the Master Trust to The Coca-Cola Company Master Trust for 401(k) Plans. Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments. The Master Trust holds investments in common stock, mutual funds, common trust funds, fully benefit-responsive investment contracts and, prior to July 1, 2012, investments within self-directed brokerage accounts. See Note 3 regarding disclosures of the investments in the Master Trust.
Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.
Notes Receivable from Participants
Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.
Administrative Expenses
Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.
3. The Coca-Cola Company Master Trust for 401(k) Plans
On December 31, 2012, the Plan’s investment in the Master Trust was approximately $46.7 million. The Plan’s interest in the net assets of the Master Trust was approximately 1.2% at December 31, 2012. This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.
The following table summarizes the net assets of the Master Trust as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Common trust funds	$1,615,433	$1,117,398
Mutual funds	817,961	204,415
Common stock	1,084,836	22,470
Self-directed brokerage accounts	—	19,269
Stable Value Fund at fair value	352,467	259,740
Investments at fair value	3,870,697	1,623,292
Liability for expenses incurred	—	(346)
Stable Value Fund book valuation adjustment	(13,973)	(12,812)
Master Trust net assets	$3,856,724	$1,610,134

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
3. The Coca-Cola Company Master Trust for 401(k) Plans, Continued
The fair values of individual investments that represented 5% or more of the Master Trust’s net assets as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
SSgA S&P 500 Index Fund	$364,214	$178,370
Common stock of The Coca-Cola Company	1,084,836	*
Invesco Stable Value Fund	352,529	259,740
JPMorgan SmartRetirement 2015 Fund	*	82,056
JPMorgan SmartRetirement 2020 Fund	220,408	173,720
JPMorgan SmartRetirement 2025 Fund	233,181	180,431
JPMorgan SmartRetirement 2030 Fund	216,278	165,392
JPMorgan SmartRetirement 2035 Fund	*	102,214
JPMorgan SmartRetirement 2040 Fund	*	90,040
* investment not over 5% in the respective year
The net investment income of the Master Trust for the year ended December 31, 2012 is as follows (in thousands):

Investment income:
Net appreciation in fair value of investments:
Mutual funds	$62,307
Common stock of The Coca-Cola Company	31,920
Self-directed brokerage accounts	957
Common trust funds	206,863
302,047
Interest and dividends	66,924
Net investment income	$368,971
Fair Value Measurements
ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 —    Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 —    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
3. The Coca-Cola Company Master Trust for 401(k) Plans, Continued
The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2012, are as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
U.S. equity securities:
Common trust funds (A)	$—	$364,214	$364,214
Mutual funds (B)	524,108	—	524,108
Common stock (C)	1,084,836	—	1,084,836
International equity securities:
Mutual funds (B)	163,391	—	163,391
Fixed income securities:
Common trust funds (A)	—	121,296	121,296
Mutual funds (B)	108,398	—	108,398
Money market funds:
Mutual funds (B)	22,064	—	22,064
Other:
Stable Value Fund (D)	—	352,467	352,467
Retirement date funds (E)	—	1,129,923	1,129,923
	$1,902,797	$1,967,900	$3,870,697

(A)
The underlying investments held in the common trust funds are actively managed fixed income and equity investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)
Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	Investments in common stock are valued using quoted market prices multiplied by the number of shares owned as of the measurement date.

(D)
The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees. The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(E)	Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
3. The Coca-Cola Company Master Trust for 401(k) Plans, Continued
The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2011, are as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
U.S. equity securities:
Common trust funds (A)	$—	$178,370	$178,370
Mutual funds (B)	159,972	—	159,972
Common stock (C)	22,470	—	22,470
International equity securities:
Mutual funds(B)	44,442	—	44,442
Fixed income securities:
Common trust funds (A)	—	57,779	57,779
Other:
Stable Value Fund (D)	—	259,740	259,740
Retirement date funds (E)	—	881,250	881,250
Self-directed brokerage account investments (F)	19,269	—	19,269
	$246,153	$1,377,139	$1,623,292

(A)
The underlying investments held in the common trust funds are actively managed fixed income and equity investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)
Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	Investments in common stock are valued using quoted market prices multiplied by the number of shares owned as of the measurement date.

(D)
The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees. The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(E)	Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)
Investments in self-directed brokerage accounts consist primarily of the following: (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the publicly quoted net asset value of each fund. The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

During 2012 and 2011 there were no Level 3 investments.
Invesco Stable Value Fund
The Invesco Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statements of Net Assets Available for Benefits.

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
3. The Coca-Cola Company Master Trust for 401(k) Plans, Continued
In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common trust funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.
An interest crediting rate less than zero would result in a loss of principal or accrued interest. Wrapper contracts’ interest crediting rates are typically reset on a periodic basis.
The key factors that influence future interest crediting rates for a wrapper contract include:

•	The level of market interest rates;

•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;

•	The investment returns generated by the fixed income investments that back the wrapper contract; and

•	The duration of the underlying investments backing the wrapper contract.
Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”
If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.
All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.
At December 31, 2012, fair value exceeded contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 1.1% and 1.4% for the years ended December 31, 2012 and 2011, respectively. The interest crediting rate was approximately 2.3% and 2.8% as of December 31, 2012 and 2011, respectively. Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
3. The Coca-Cola Company Master Trust for 401(k) Plans, Continued
The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Master Trust as of December 31, 2012 and 2011 are as follows:

	2012	2011
Fair value of the underlying assets of the wrapper contracts (in thousands):
Short-term investment fund	$15,273	$12,395
Pooled Separate Accounts	—	45,264
Common trust funds	337,194	202,081
Fair value of the wrapper contracts	352,467	259,740
Adjustment from fair value to contract value	(13,973)	(12,812)
Contract value	$338,494	$246,928
Transactions with Parties-in-Interest
During the year ended December 31, 2012, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	3,184	$157,190
Sales	1,454	$82,686
In-kind distributions	605	$31,800
In-kind receipts	13,694	$958,200
Two-for-one stock split	14,786	N/A
Dividends received	N/A	$29,543
The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2012 and 2011 (in thousands):

	Shares	Fair Value
December 31, 2012	29,926	$1,084,836
December 31, 2011	321	$22,470
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
4. Income Tax Status, Continued
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.
5. Risks and Uncertainties
The Master Trust invests in various investment securities as directed by participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
6. Subsequent Events
Management of the Plan has evaluated material events and transactions that have occurred after the Statements of Net Assets Available for Benefits date and concluded that no subsequent events have occurred through the date the financial statements were issued, June 28, 2013, that require adjustment to or disclosure in these financial statements.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$48,529,619	$45,196,943
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	440,633	668,945
Net assets available for benefits per Form 5500	$48,970,252	$45,865,888
The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2012:

Investment income from the Master Trust per the financial statements	$4,781,439
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current Year	440,633
Prior Year	(668,945)
Less: Administrative expenses reported at Master Trust level	(48,847)
Investment income from Master Trust per Form 5500	$4,504,280

COCA-COLA REFRESHMENTS
BARGAINING EMPLOYEES' 401(k) PLAN
EIN: 35-1526476 Plan Number: 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Participants	Loans with interest rates ranging from 3.25% to 9.50%. Maturities through 2027.	$2,254,668
* Parties-in-interest
Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA REFRESHMENTS BARGAINING EMPLOYEES' 401(k) PLAN (Name of Plan)

/s/ SUSAN M. FLEMING
Date:	June 28, 2013	Susan M. Fleming Chairperson, The Coca-Cola Company Benefits Committee

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm